Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 20, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 360 million share buyback program announced on July 31, 2025, as the eighth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Eighth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
13/10/2025	15,000	335.4126	5,031,189.00	—	—	—	—	15,000	335.4126	5,031,189.00
14/10/2025	12,200	325.8498	3,975,367.56	23,470	382.6566	8,980,950.40	7,773,695.49	35,670	329.3822	11,749,063.05
15/10/2025	12,700	330.4847	4,197,155.69	15,359	389.9524	5,989,278.91	5,153,397.79	28,059	333.2461	9,350,553.48
16/10/2025	29,700	338.6387	10,057,569.39	—	—	—	—	29,700	338.6387	10,057,569.39
17/10/2025	18,100	336.1741	6,084,751.21	—	—	—	—	18,100	336.1741	6,084,751.21
Total	87,700	334.6184	29,346,032.85	38,829	385.5425	14,970,229.31	12,927,093.28	126,529	334.0983	42,273,126.13

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Eighth Tranche till October 17, 2025, the total invested consideration has been:
•Euro 178,948,239.67 for No. 459,624 common shares purchased on the EXM
•USD 48,417,771.03 (Euro 41,475,088.35*) for No. 108,438 common shares purchased on the NYSE.

As of October 17, 2025, the Company held in treasury No. 16,242,357 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.38% of the total issued common shares. Including the special voting shares, the Company held in treasury 8.91% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until October 17, 2025, the Company has purchased a total of 5,579,082 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,862,993,025.37.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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